Mail Stop 6010


	November 29, 2006


Michael D. Dale
President and Chief Executive Officer
ATS Medical, Inc.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447

Re:	ATS Medical, Inc.
	Amendment No. 3 to Registration Statement on Form S-3
      Filed November 17, 2006
	File No. 333-129521

Dear Mr. Dale:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Your warrants may be subject to resale limitations imposed by the securities laws of some states, page 17

1. We note your revised disclosure in response to prior comment 4. Please expand your risk factor to indicate, if true, and consistent with your disclosure on page 44, that in some states the notes, warrants or shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and the conditions of which are satisfied. Identify the states in which sales will have to be so registered or qualified. Please also revise the caption of your risk factor to summarize your revised disclosure and clearly indicate that the resale limitations also extend to the notes and shares of common stock.

2. Please identify the "some states" mentioned in the last sentence.

Incorporation by Reference, page 45

3. We note your response to prior comment 7 and your amended current report on Form 8-K filed on November 20, 2006. Please tell us where you have provided the full interim financial statements for 3F Therapeutics that meet the requirements of Rule 3-05 of Regulation S-
X.

Exhibit 5.1

4. Please file an opinion that clarifies when the Automatic
Conversion Shares "will be" legally issued, fully paid and non-assessable.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any questions regarding our comments.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Timothy S. Hearn, Esq. (via fax)
Michael D. Dale
ATS Medical, Inc.
November 29, 2006
Page 2